UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                           SCHEDULE 13G/A

              Under the Securities Exchange Act of 1934
                         (Amendment No. 7)*

                   CODORUS VALLEY BANCORP, INC.
                        (Name of Issuer)

              COMMON STOCK, PAR VALUE $2.50 PER SHARE
                 (Title of Class of Securities)

                         192-025-10-4
                        (Cusip Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 192-025-10-4
                                    13G

1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        PEOPLESBANK, A CODORUS VALLEY COMPANY, TRUST AND INVESTMENT SERVICES DIVISION

2.      CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP*
        (a)________     (b)________
        NOT APPLICABLE

3.      SEC USE ONLY

4.      CITIZENSHIP OR PLACE OF ORGANIZATION

        COMMONWEALTH OF PENNSYLVANIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
                 5.    SOLE VOTING POWER             148,012
                 6.    SHARED VOTING POWER            39,436
                 7.    SOLE DISPOSITIVE POWER        179,386
                 8.    SHARED DISPOSITIVE POWER            0

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON
                         187,448

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW   (9)   EXCLUDES
        CERTAIN SHARES*

        NOT APPLICABLE

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        8.0%

12.     TYPE OF REPORTING PERSON*

        BK*

*BANK TRUST DEPARTMENT

Reporting Person
                                SCHEDULE 13G

Filed by:                PeoplesBank, A Codorus Valley Company, Trust and
                         Investment Services Division

With:                    Securities and Exchange Commission
                         Washington, D.C. 20549

Calendar Year:           1998
Covered

Item 1 (a)               Name of Issuer:
                         Codorus Valley Bancorp, Inc.

Item 1 (b)               Address of Issuer's Principal Executive Offices:
                         105 Leader Heights Road
                         P. O. Box 2887
                         York, PA 17405

Item 2 (a)               Name of Person Filing:
                         PeoplesBank, A Codorus Valley Company,
                         Trust and Investment Services Division

Item 2 (b)               Address of Principal Business Office or, if none,
                         Residence:
                         One Manchester Street
                         P. O. Box 67
                         Glen Rock, PA 17327

Item 2 (c)               Citizenship:
                         Commonwealth of Pennsylvania

Item 2 (d)               Title of Class of Securities:
                         Common Stock, par value $2.50 per share

Item 2 (e)               Cusip Number:
                         192-025-10-4

Item 3:                  If this statement is filed pursuant to Rule 13d-1
                         (b), or 13d-2 (b) (c), check whether the person filing is a:

        (a)   ____       Broker or dealer registered under Section 15 of the
                         Act.
        (b)    XX        Bank as defined in Section 3 (a) (6) of the Act.
        (c)   ____       Insurance company as defined in Section 3 (a) (19)
                         of the Act.
        (d)   ____       Investment company registered under Section 8 of the
                         Investment Company Act of 1940.

        (e)   ____       Investment adviser in accordance with Section
                         240.13d-1(b)(1)(ii)(E).

        (f)   ____       Employee benefit plan, or endowment fund in accordance
                         with Section 240.13d-1(b)(1)(ii) (F).

        (g)   ____       Parent holding company or central person in accordance
                         with Section 240.13d-1(b)(1)(ii)(G).

        (h)   ____       Savings associations as defined in Section 3(b) of the
                         Federal Deposit Insurance Act.

        (i)   ____       Church plan that is excluded from the definition of
                         an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

Item 4           Ownership (as of December 31, 1998):

        (a)      Amount Beneficially owned:
                 187,448 shares of Common Stock, par value $2.50 per share.

        (b)      Percent of Class:        8.0%

        (c)      Number of Shares as to which such person has:
                 (i)   Sole power to vote or to direct the vote: 148,012
                 (ii)  Shared power to vote or to direct the vote: 39,436
                 (iii) Sole power to dispose or to direct the disposition of:
                       179,386
                 (iv) Shared power to dispose or to direct the disposition of: 0

Item 5           Ownership of 5% or Less of a Class:
                         Not Applicable

Item 6           Ownership of More than 5% on Behalf of Another Person:
                 139,950 shares of the Issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley Company are held by PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division in its fiduciary capacity; the Trust and Investment Services Division has sole voting and dispositive power over these shares. 39,436 shares of the issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley Company held by PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division in one Trust account which provides for the Bank to exercise sole dispositive power;
                 the Trust and Investment Services Division has shared voting power over these shares. 8,062 shares of the Issuer that are "beneficially owned" by PeoplesBank, A Codorus Valley
                 Company are held by PeoplesBank, A Codorus Valley Company, Trust and Investment Services Division in agency accounts which provide for the Bank to exercise sole voting power;
                 the Trust and Investment Services Division has no dispositive power over these shares.

Item 7 Identification and Classification of the Subsidiary which acquired the security being reported on by the parent holding
                 company:           Not Applicable

Item 8           Identification and Classification of Members of the Group:
                     Not Applicable

Item 9           Notice of Dissolution of Group:
                     Not Applicable

Item 10          Certification:
                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:     2/8/99                   /s/ Stephanie R. Covahey
                                   Stephanie R. Covahey,  Vice President
                                   PeoplesBank, A Codorus Valley Company
                                   Trust and Investment Services Division